Mail Stop 3561

          February 7, 2006

Mr. Kenneth E. Wolf
Chief Financial Officer
Phoenix Footwear Group, Inc.
5759 Fleet Street, Suite 220
Carlsbad, California 92008

   RE: Phoenix Footwear Group, Inc.
     Form 10-K for Fiscal Year Ended January 1, 2005
     Filed April 1, 2005
Forms 10-Q for Fiscal Quarters Ended April 2 and July 2, 2005
     File No. 1-31309

Dear Mr. Wolf:

We have completed our review of your Form 10-K and related filings
and have no further comments at this time.

          Sincerely,

          George F. Ohsiek, Jr.
          Branch Chief

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